Exhibit 99.1

Volvo Group Presents Hybrid Technology in Brussels

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 20, 2007--At an event held today at the Bibliotheque Solvay in Brussels, Belgium, the Volvo Group (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) presented its internally developed and unique hybrid solution for heavy vehicles such as trucks and buses. The event is part of the Volvo Group's efforts to make commercially viable hybrid technology for heavy vehicles available on the market.

Jan-Eric Sundgren, member of the Volvo Group Executive Committee and Senior Vice President responsible for public and environmental affairs, and Hakan Karlsson, President of the Volvo Bus Corporation, are participating in the event.

Among other activities, the participants can see and test-drive a bus with hybrid drive and, in addition, the Volvo Group's hybrid concept I-SAM (Integrated Starter Alternator Motor) is being presented in detail. I-SAM can provide fuel savings of up to 35% depending on use and driving conditions. The vehicle's maintenance costs can also be reduced through less wear on the braking system. The Volvo Group is also developing hybrid technology for construction equipment such as wheel loaders, in which the fuel savings can be up to 50%.

"The increasing awareness regarding climate issues and the uncertainty regarding the supply of oil, with resulting increased fuel prices, makes our hybrid technology highly attractive for our customers as well as society as a whole," says Jan-Eric Sundgren, responsible for public and environmental affairs in Volvo's Group Executive Committee.

The Volvo Group is a leader in hybrid drive for heavy vehicles such as trucks and buses and in March last year presented a unique hybrid solution that has great potential of becoming commercially viable. Production of the first vehicles is expected to start in 2009.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo Group
Marten Wikforss, +46 31 66 11 27 / +46 705 59 11 49